EXHIBIT(a)(11)

DIAMOND RESORTS COMMENCES TENDER OFFER TO ACQUIRE SUNTERRA

COMMON SHARES FOR $16.00 PER SHARE IN CASH

Las Vegas, NV, March 16, 2007 – Diamond Resorts, LLC today announced that an affiliate of Diamond Resorts has commenced its previously announced tender offer (the “Offer”) to purchase all of the outstanding shares of Sunterra Corporation (Other OTC: SNRR.PK) for $16.00 per share in cash.

The Offer price, which represents a 35% premium over the closing price of Sunterra’s common stock on March 8, 2007, the day before rumors of the acquisition entered the marketplace, is being made pursuant to a merger agreement (the “Agreement”) with Sunterra, dated March 9, 2007. The Offer is scheduled to expire at 5:00 p.m. ET on April 25, 2007, unless extended.

The Sunterra Board of Directors has unanimously determined that the Offer is advisable, fair to and in the best interest of the stockholders, and recommends that all stockholders accept the Offer. Consummation of the Offer is subject to there being validly tendered and not properly withdrawn prior to the expiration of the Offer a minimum number of shares, which when taken together with shares owned by Diamond Resorts or its affiliates and additional shares Diamond Resorts would be obligated to purchase, represents a sufficient number of shares to effect a short form merger under Section 3-106 of the Maryland General Corporation Law. The Offer is also subject to customary conditions and is not subject to financing. If following the Offer Diamond owns at least 90% of Sunterra’s outstanding shares, the Diamond Resorts affiliate will merge with and into Sunterra, with any shares not tendered in the Offer being converted into the right to receive $16.00 per share in cash.

Questions regarding the Offer or requests for offering materials should be directed to the information agent, Georgeson, at (212) 440-9800 or toll free at (800) 849-5324. Offering materials are being filed today with the Securities and Exchange Commission (SEC) and will be available on the SEC website at www.sec.gov as well as on www.diamondresorts.com. Sunterra Corporation’s stockholders are urged to read the offering materials, which contain important information.

This press release shall not constitute an Offer to purchase or a solicitation of an Offer to sell, which may be made only pursuant to the terms of the Offer to purchase and related letter of transmittal being filed today with the SEC. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Sunterra Corporation shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction.

About Diamond Resorts, LLC

Diamond Resorts has over 25 years of experience in the successful development, management, marketing and sales of vacation ownership properties and has been a consistent leader in the vacation ownership industry. Diamond Resorts’ premier properties include Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Diamond Resorts most recently spearheaded the design of Marriott’s Grand Chateau vacation ownership resort. The Diamond Resorts properties include some of the first vacation ownership properties in Las Vegas, such as the Jockey Club and The Carriage House, as well as Kona Reef in Hawaii. For more information, please visit www.diamondresorts.com.

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Contact:

Carrie Bloom/Shannon Provost, Sard Verbinnen & Co

(212) 687-8080